August 5, 2008

Ms. Jill Davis, Branch Chief,

United States Securities Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.

20549-7010

Re:

Alberta Star Development Corp.

Form 20-F for the Fiscal Year Ended November 30, 2007

Filed April 8, 2008

File No. 0-31172

Dear Ms. Davis

Further to our correspondence of July 10, 2008 and July 28, 2008, we attach our response to your above noted request. We await your response to confirm we have addressed your comments prior to filing on Edgar.

Thank you for your attention in this matter.

Sincerely,

Chantal Schutz

Chief Financial Officer

Cc: Mark A. Wojciechowski

August 5, 2008

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop – 7010

100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:

Jill S. Davis

Dear Ms. Davis:

Re:

Alberta Star Development Corp.

Form 20-F/A for Fiscal Year Ended November 30, 2007

Filed April 8, 2008

File No. 0000-31172

1.

Item A. Operating Results for the Year Ended November 30, 2007 compared to the year ended November 30, 2006 has been amended to read:

We incurred a net loss of $7,916,250 for the fiscal year ended November 30, 2007 as compared to a loss of $11,630,209 for fiscal 2006.

Item A. Operating Results for the Year Ended November 30, 2006 compared to year ended November 30, 2005 has been amended to read:

We incurred a net loss of $11 630,209 for the fiscal year ended November 30, 2006 as compared to a loss of 2,832,810 for fiscal 2005.

Item A. Operating Results for the Year Ended November 30, 2005 compared to year ended November 30, 2004 has been amended to read:

We incurred a net loss of $2,832,810 for the fiscal year ended November 30, 2005 as compared to a loss of $1,889,340 for fiscal 2004.

2.

Management’s Annual Report on Internal Control over Financial Reporting, Page 73

We have included an explanatory paragraph in Item A. Disclosure Controls and Procedures as follows:

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated-Framework.

3.

Statement of Cash Flows, page 80

To provide additional disclosure, the Company previously disclosed mineral property interests expensed amounts that were expensed but payable at 30 November 2007 as a separate line item under “Cash flow from operating activities” on the statements of cash flows.  The Company proposes to regroup this balance with “Changes in operating assets and liabilities: Increase (decrease) in accounts payable and accrued liabilities”.

4.

Note 18 Reconciliation of Canadian and United States Generally Accepted Accounting Principles, page 115

The Company has modified its disclosure to provide additional explanation why the issuance and renunciation of tax benefits for flow-through shares results in a difference between Canadian and US GAAP by including the following disclosure:

To the extent that the Company has available tax pools for which a full valuation allowance has been provided, the premium is recognized in earnings as a reduction in the valuation allowance at the time of renunciation of the tax pools.  Under Canadian GAAP, share capital is reduced and future income tax liabilities are increased by the estimated income tax benefits renounced by the Company to the subscribers, except to the extent that the Company has unrecorded loss carryforwards and tax pools in excess of book value available for deduction against which a valuation allowance has been provided.  In these circumstances, the future tax liability reduces the valuation allowance and his reduction in the amount of $7,123,638 for the year ended 30 November 2007 has been recognized in earnings for Canadian GAAP purposes (2006 - $1,429,960, 2005 - $Nil).

The Company confirms that EIC-146 was adopted and has modified its disclosure to include the following:

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfers the income tax deductibility of exploration expenditures to the investor.  Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties and deferred exploration expenditures.

The Company follows the recommendations of the Emerging Issues Committee (“EIC”) of the CICA with respects to flow-through shares, as outlined in EIC-146.  The application of EIC-146 requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made.  The recommendations apply to all flow-through share transactions initiated after 19 March 2004.

5.

ii Stock-based Compensation, page 118

The Company confirms that SFAS 123(R) was adopted and has modified its disclosure to include the following:

On 1 December 2006, the Company adopted SFAS 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation”, for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method. Compensation cost is recognized over the period during which an employee is required to provide service in order to earn the award. SFAS 123(R) was adopted using the modified prospective method without restatement of prior periods. As the Company had previously applied the fair value method of accounting for stock-based compensation under Canadian GAAP since 1 December 2002, the adoption of SFAS 123(R) did not result in any significant differences between Canadian and United States GAAP with respect to stock-based compensation expense in 2007. The Company is required to estimate forfeitures at the date of grant under United States GAAP, whereas Canadian GAAP requires that forfeitures are accounted for when they occur. They were no material United States and Canadian GAAP differences attributable to forfeitures. The Company uses the Black-Scholes option pricing model to value its stock options as described in Notes 3 and 12.

6.

Section 302 Certifications

We have amended our Section 302 Certifications to ensure they are in the exact form set forth in the instructions to the Form 20-F and as required by Exchange Ace Rule 13a-14(a):

Exhibit 12.1 now reads:

I, Tim Coupland, certify that:

Exhibit 12.2 now reads:

I, Ann-Marie Cederholm, certify that:

Please be advised that Alberta Star Development Corp. acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the 20-F/A filing;

•

SEC staff comments or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

Should you have any further questions or concerns in regard to these matters we ask that you not hesitate to contact the undersigned at +1 604 681 3131.

Yours truly,

ALBERTA STAR DEVELOPMENT CORP.

/s/ Tim Coupland

Tim Coupland
President